SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for June 30, 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under
cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosure: SENS announcement dated June 30, 2006 : Sasol concludes R1,45 billion
               Tshwarisano BEE deal

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE – SOL
NYSE – SSL
("Sasol")

Sasol concludes R1,45 billion Tshwarisano BEE deal

Sasol yesterday announced that the R1,45 billion Tshwarisano broad based black economic empowerment transaction has been successfully concluded.

In terms of the agreement, Tshwarisano has acquired a 25% shareholding in Sasol's liquid fuels business housed in Sasol Oil (Pty) Limited.

Tshwarisano, which means "pulling together" in Sesotho, comprises many historically disadvantaged groups around the country. Its chief promoters are Dr Penuell Maduna, Ms Hixonia Nyasulu and Mr Reuel Khoza.

"We are particularly pleased about the broad composition profile of Tshwarisano. The direct beneficiaries of Tshwarisano number many hundreds of thousands of historically disadvantaged South Africans. More than 50% are women. The indirect beneficiaries number an estimated three million people," says Tshwarisano chairman Dr Penuell Maduna. He adds that beneficiaries also include the youth, the disabled and rural communities.

Sasol is providing considerable facilitation and support for Tshwarisano's financing requirements, which amount to about R1,1 billion. Sasol has provided guarantees for this debt and has agreed not to recover guarantee fees, all of which will significantly lower Tshwarisano's cost of borrowing. In addition, Sasol is also establishing and funding trusts within Tshwarisano for the benefit of the under-privileged.

"These initiatives are aimed at reducing financing costs and improving the long-term business benefits that will accrue to Tshwarisano's broad base of empowerment shareholders," says Sasol CE Pat Davies, adding that for Sasol transformation in South Africa is a strategic, business and moral imperative. "We aspire to advancing our empowerment initiatives in ways that are sustainable, credible and of benefit to the Sasol group, all our stakeholders, and the country as a whole," he adds.

Sasol planned to incorporate Tshwarisano into the envisaged Uhambo Oil, a proposed joint venture company between Sasol Limited and Petronas International Corporation Limited, which was turned down by the Competition Tribunal at the end of February 2006. The intention from the start, however, was that if this Uhambo merged company was disallowed, Tshwarisano would become a 25% shareholder in Sasol's liquid fuels business.

The new Sasol Oil (Pty) Ltd board will comprise 12 directors – three directors from Tshwarisano , six directors from Sasol and three executive directors from Sasol Oil. Their names will be announced as soon as the board is properly constituted.

"Sasol Limited and Tshwarisano have entered into a landmark BEE transaction that has been significantly facilitated by Sasol Limited regarding pricing and the financing of costs that will allow real vesting of value to its BEE partners," says Philip Reynolds of Nedbank Capital Corporate Finance, joint lead adviser and arranger to Tshwarisano.

"The transaction incorporates a substantial, boadbased BEE element with women, rural participants and credible business partners. This sets a new benchmark for BEE transformation in South Africa, as envisaged by the Codes of Good Practise on Broad Based Black Economic Empowerment," he adds.

"The Tshwarisano transaction represents the largest BEE transaction in the liquid fuels industry and serves as a model for the structuring of sustainable and value creating empowerment transactions. Both Sasol and Tshwarisano have not only been responsive to prevailing BEE and and transformation requirements but have gone further to position Sasol Oil as a platform for growth which will benefit all its stakeholders," says Fradreck Shoko of JPMorgan Chase Bank, joint lead adviser and arranger to Tshwarisano.

Says David Munro, Standard Bank Deputy Chief Executive at Corporate and Investment Banking: "This landmark R1,45 billion deal has provided Standard Bank with the opportunity to be involved in and to make a real difference to furthering broad-based black economic empowerment in South Africa. We are delighted to partner Sasol in this critical deal"

Munro said that an important aspect of this transaction is that Standard Bank is the sole provider of domestic funding of just under R1,3 billion, which has allowed it the flexibility to provide a highly customised solution.

30 June 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary